UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2016
Commission File Number 000-50112
RepliCel Life Sciences Inc.
(Translation of registrant’s name into English)
Suite 900 – 570 Granville Street, Vancouver, British Columbia  V6C 3P1
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]
Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

SUBMITTED HEREWITH

99.1 Financial Statements for September 30, 2016
99.2 Management’s Discussion and Analysis for September 30, 2016
99.3 CEO Certification for September 30, 2016
99.4 CFO Certification for September 30, 2016

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
RepliCel Life Sciences Inc.

/s/ Lee Buckler
Lee Buckler, President
Date:  November 30, 2016